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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                            OEC MEDICAL SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    670828102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          ROBERT E. HEALING CORPORATE COUNSEL, GENERAL ELECTRIC COMPANY
                    3135 Easton Turnpike, Fairfield, CT 06431
                                 (203) 373-2243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 7, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (2-98)

CUSIP NO. 670828102

1.       Name Of Reporting Person
         S.S. Or I.R.S. Identification No. Of Above Person

                  General Electric Company 14-0689340

2.       Check The Appropriate Box If A Member Of A Group*

                  a)       _______________________________

                  b)       X______________________________

3.       SEC Use Only
                           -------------------------------

4.       Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X

6.       Citizenship or Place of Organization  New York



  Number of Shares       7.   Sole Voting Power                  2,243,346*

Beneficially Owned by    8.   Shared Voting Power                2,892,970**

Each Reporting Person    9.   Sole Dispositive Power             2,243,346*

        With             10.  Shared Dispositive Power           2,289,970**

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 2,243,346*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                           X

13.      Percent of Class Represented by Amount in Row (11)  15%

14.      Type of Reporting Person (See Instructions)  CO
         -----------------------------------------------------------------------


     * Beneficially owned pursuant to the Stock Option Agreement described in this Statement.

     ** Beneficially owned pursuant to the Adviser Agreement described in this Statement. Reporting Person disclaims beneficial ownership of these shares.

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock, $.01 par value per share (the "Common Stock") of OEC Medical Systems, Inc. ("OEC" or the "Issuer"), which may be acquired by Reporting Person upon exercise of the Reporting Person's option to acquire shares of Issuer's Common Stock. The principal executive offices of the Issuer are located at 384 Wright Brothers Drive, Salt Lake City, Utah 84116.

ITEM 2.  IDENTITY AND BACKGROUND

         The Reporting Person is General Electric Company, a New York corporation ("GE"). GE is one of the largest and most diversified industrial corporations in the world. GE has engaged in developing, manufacturing and marketing a wide variety of products for the generation, transmission, distribution, control and utilization of electricity since its incorporation in 1892. Over the years, GE has developed or acquired new technologies and services that have broadened considerably the scope of its activities.

         GE's products include major appliances; lighting products; industrial automation products; medical diagnostic imaging equipment; motors; electrical distribution and control equipment; locomotives; power generation and delivery products; nuclear power support services and fuel assemblies; commercial and military aircraft jet engines; and engineered materials, such as plastics, silicones and superabrasive industrial diamonds.

         GE's services include product services; electrical product supply houses; electrical apparatus installation, engineering, repair and rebuilding services; and computer-related information services. Through its affiliate, the National Broadcasting Company, Inc., GE delivers network television services, operates television stations, and provides cable programming and distribution services. Through another affiliate, General Electric Capital Services, Inc., GE offers a broad array of financial and other services including consumer financing, commercial and industrial financing, real estate financing, asset management and leasing, mortgage services, consumer savings and insurance services, specialty insurance and reinsurance, and satellite communications.

         GE operates in more than 100 countries around the world, including 280 manufacturing plants in 26 different nations. GE's principal executive offices are located at 3135 Easton Turnpike, Fairfield, CT 06431 (telephone (203) 373-2211).

         The names, business address and principal occupations of each of Reporting Person's executive officers and directors are set forth in Schedule A attached hereto, which is incorporated herein by this reference. All such persons are citizens of the United States unless otherwise noted in Schedule A.

         During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as described in Schedule A.

         GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Stock Option Agreement described in Item 6 of this Statement was entered into by GE and OEC as an inducement to GE to enter into the Merger Agreement described in Item 6. The exercise price for such option is $36.00 per share, payable in cash. The maximum amount payable is $80,760,456.00. GE would pay this amount out of working capital.

         The Adviser Agreement described in Item 6 of this Statement was entered into by GE and Wiliam F. Harnisch, the WFH Foundation and FLA Advisers L.L.C., as an inducement to GE to enter into the Merger Agreement described in Item 6. GE has paid no other consideration in connection with entering into the Adviser Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         GE entered into the Stock Option Agreement and the Adviser Agreement in order to help ensure the closing of the Merger Agreement described in Item 6. GE presently anticipates that it will acquire all of the outstanding Common Stock of OEC upon consummation of the Merger described in Item 6.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) - (c) By reason of the Stock Option Agreement, GE may be deemed to be the beneficial owner of the Optioned Shares. The Optioned Shares would be shares newly issued by OEC and, based upon the number of shares outstanding as of August 7, 1999 and the number of such newly issued shares, would represent 15% of the outstanding shares of OEC Common Stock. If OEC issues additional shares of Common Stock, the number of Option Shares will be increased so that they represent 15% of the outstanding shares of OEC Common Stock when issued.

         By reason of the Adviser Agreement, GE may be deemed to be the beneficial owner of Subject Shares (as hereinafter defined) and may be deemed to have shared power to vote or direct the vote of the Subject Shares or shared power to dispose or direct the disposition of the Subject Shares. The Subject Shares represent approximately 22.75% of the outstanding shares of OEC Common Stock, based upon the number of shares outstanding as of August 7, 1999. Because of the limited nature of the Adviser Agreement, GE expressly disclaims beneficial ownership of the Subject Shares.

         Except as described in this Schedule 13D, neither GE nor, to the best knowledge of GE, any of the persons listed in Item 2 above beneficially owns any shares of OEC Common Stock. Except as described in this Schedule 13D, neither GE nor, to the best of its knowledge, any of the persons listed in Item 2 above has effected any transactions in OEC Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          On August 7, 1999, GE, Ruby Merger Corp., a Delaware corporation and a wholly owned subsidiary of GE ("Sub") and OEC entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger of Sub with and into OEC (the "Merger"), with OEC surviving the Merger and becoming a wholly-owned subsidiary of GE. By virtue of the Merger, each outstanding share of OEC Common Stock (other than shares held by OEC or its subsidiaries or GE or any wholly-owned subsidiaries of GE) will be converted into the right to receive that number of shares of common stock, par value $0.16 per share, of GE (the "GE Common Stock") determined by dividing $36.00 by the Average GE Share Price (as defined below).

         The "Average GE Share Price" is the average of the daily volume-weighted sales prices per share of GE Common Stock on the New York Stock Exchange, Inc. Composite Tape for each of the ten consecutive trading days ending on the trading day which is five days prior to the closing date of the Merger. After the Merger, the directors of Sub immediately prior to the consummation of the Merger will become directors of OEC. Following the consummation of the Merger, the OEC Common Stock will be delisted from the New York Stock Exchange and the OEC Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, GE and OEC entered into the Stock Option Agreement (the "Stock Option Agreement") in which OEC granted to GE an option (the "Option") to purchase up to 2,243,346 shares (the "Optioned Shares") of OEC Common Stock (which would represent approximately 15% of the outstanding shares of OEC Common Stock) at an exercise price of $36 per share, payable in cash.

         The Option is immediately exercisable if one or more of the following events occurs: (a) any person, corporation, partnership, limited liability company or other entity or group (singularly or collectively hereinafter, a "Person") (other than Forstmann-Leff Associates, Inc., FLA Advisers, L.L.C., FLA Asset Management, Inc., and Stamford Advisers Corp., so long as the aggregate beneficial ownership of these four entities does not exceed 25%), acquires or becomes the beneficial owner of 20% or more of the outstanding shares of OEC Common Stock, (b) any group is formed which beneficially owns 20% or more of the outstanding shares of OEC Common stock; (c) any person shall have commenced a tender or exchange offer for 20% or more of the then outstanding shares of OEC Common Stock or publicly proposed any bona fide merger, consolidation or acquisition of all or substantially all the assets of OEC, or other similar business combination involving OEC; (d) OEC enters into, or announces that it proposes to enter into, an agreement, including, without limitation, an agreement in principle, providing for a merger or other business combination involving OEC or a "significant subsidiary" (as defined in rule 1.02(w) of Regulation S-X as promulgated by the Securities and Exchange Commission of OEC or the acquisition of a substantial interest in, or a substantial portion of the assets, business or operations of, OEC or a significant subsidiary (other than the transactions contemplated by the Merger Agreement); (e) any Person is granted any option or right, conditional or otherwise, to acquire or otherwise become the beneficial owner of shares of OEC Common Stock which, together with all shares of OEC Common Stock beneficially owned by such Person, results or would result in such Person being the beneficial owner of 20% or more of the outstanding shares of OEC Common Stock; or (f) there is a public announcement with respect to a plan or intention by OEC, other than GE or its affiliates, to effect any of the foregoing transactions.

         The Option terminates upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger and (ii) the termination of the Merger Agreement in accordance with its terms; PROVIDED, HOWEVER, that the Option will not terminate until 12 months after a termination pursuant to clause
(ii) immediately above under circumstances specified in the Stock Option Agreement.

         A copy of the Stock Option Agreement entered into between GE and OEC is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

         Concurrently with the execution of the Merger Agreement, in order to induce GE to enter into the Merger Agreement, William F. Harnisch and the WFH Foundation (collectively, "Harnisch"), owners of 272,900 shares of OEC Common Stock (the "Harnisch Shares") and FLA Advisers L.L.C. (the "Adviser"), an investment adviser with discretionary investment management authority, including, until revoked, the sole power to vote, over client assets including 2,620,070 shares of OEC Common Stock (together with the Harnisch Shares, the "Subject Shares") (approximately 22.75% of the outstanding shares of OEC Common Stock as of August 7, 1999), entered into the Adviser Agreement with GE (the "Adviser Agreement").

         The Adviser Agreement provides, among other things, that so long as the Adviser Agreement is in effect and so long as the Board of Directors of OEC does not withdraw or modify its support of the Merger, that Harnisch and the Adviser will: (i) vote (or cause to be voted or to act by consent) the Subject Shares in favor of the Merger and all transactions contemplated by the Merger Agreement,
(ii) vote (or cause to be voted or to act by consent) the Subject shares against any action or agreement which would impede, frustrate, prevent or nullify the Merger, the Merger Agreement, or any transactions contemplated by the Merger Agreement and (iii) grant to GE a proxy to vote the Subject Shares in favor of the Merger. Additionally, except in limited circumstances, Harnisch and the Adviser are prohibited from selling, transferring, assigning or pledging the Subject Shares.

         Harnisch's and Adviser's obligations under the Adviser Agreement terminate on the earlier to occur of (i) May 7, 2000, (ii) termination of the Merger Agreement according to its terms, (iii) the effective time of the Merger or (iv) with respect to any shares held by the Adviser, at the termination of the investment manager relationship respecting those particular shares.

         A copy of the Adviser Agreement entered into between GE, Harnisch and the Adviser is filed as Exhibit 99(c) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

ITEM 7.  EXHIBITS

99(a) Agreement and Plan of Merger Among General Electric Company, Ruby Merger
      Corp., and OEC Medical Systems, Inc. dated August 7, 1999.

99(b) Stock Option Agreement dated August 7, 1999.

99(c) Adviser Agreement dated August 7, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 17, 1999
                                                     GENERAL ELECTRIC COMPANY



                                      By:  Janet Bedol
                                      Its: Associate Securities Counsel

                                   SCHEDULE A

PRESENT                   PRESENT
NAME                      BUSINESS ADDRESS             PRINCIPAL OCCUPATION

J.I.Cash, Jr.             Harvard Business School      Professor of Business
Baker Library 187         Administration-Graduate
Soldiers Field            School of Business
Boston, MA 02163          Administration, Harvard
University

S.S. Cathcart             222 Wisconsin Avenue         Retired Chairman,
Suite 103                 Illinois Tool Works
Lake Forest, IL 60045

D.D. Dammerman            General Electric Company     Vice Chairman of the Board
                          3135 Easton Turnpike         & Executive Officer, General
                          Fairfield, CT 06431          Electric Company;
                                                       Chairman and Chief
                                                       Executive Officer,
                                                       General Electric Capital
                                                       Services, Inc.

P. Fresco                 Fiat SpA                     Chairman of the Board,
                          via Nizza 250                Fiat SpA
                          10126 Torino, Italy

A. M. Fudge               Kraft Foods, Inc.            Executive Vice President
                          555 South Broadway
                          Tarrytown, NY 10591

C.X. Gonzalez             Kimberly-Clark de Mexico,    Chairman of the Board
                            S.A. de C.V.               and Chief Executive
                          Jose Luis Lagrange  103,     Officer,
                          Tercero Piso                 Kimberly-Clark de Mexico,
                          Colonia Los Morales          S.A. de C.V.
                          Mexico, D.F. 11510, Mexico

A. Jung                   Avon Products, Inc.          President and Chief
                          1345 Avenue of the Americas  Operating Officer,
                          New York, NY  10105          Avon Products, Inc.

K.G. Langone              Invemed Associates, Inc.     Chairman, President and
                          375 Park Avenue              Chief Executive Officer,
                          New York, NY  10152          Invemed Associates, Inc.

G.G. Michelson            Federated Department Stores  Former Member of the
                          151 West 34th Street         Board of Directors,
                          New York, NY 10001           Federated Department
                                                       Stores

S. Nunn                   King & Spalding              Partner, King & Spalding
                          191 Peachtree Street, N.E.
                          Atlanta, Georgia 30303

J.D. Opie                 General Electric Company     Vice Chairman of the
                          3135 Easton Turnpike         Board and Executive
                          Fairfield, CT 06431          Officer, General Electric
                                                       Company

R.S. Penske               Penske Corporation           Chairman of the Board
                          13400 Outer Drive, West      and President, Penske
                          Detroit, MI 48239-4001       Corporation

F.H.T. Rhodes             Cornell University           President Emeritus
                          3104 Snee Building           Cornell University
                          Ithaca, NY 14853

A.C. Sigler               Champion International       Retired Chairman of the
                           Corporation                 Board and CEO
                          1 Champion Plaza             and former Director,
                          Stamford, CT 06921           Champion International
                                                       Corporation

D.A. Warner III           J. P. Morgan & Co., Inc.     Chairman of the Board,
                          & Morgan Guaranty Trust Co.  President, and Chief
                          60 Wall Street               Executive Officer,
                          New York, NY 10260           J.P. Morgan & Co.
                                                       Incorporated and Morgan
                                                       Guaranty Trust Company

J.F. Welch, Jr.           General Electric Company     Chairman of the Board
                          3135 Easton Turnpike         and Chief Executive
                          Fairfield, CT 06431          Officer, General Electric
                                                       Company


                                   Citizenship

                                    C. X. Gonzalez     Mexico
                                    P. Fresco          Italy
                                    Andrea Jung        Canada
                                    All Others         U.S.A.




                               EXECUTIVE OFFICERS

                          PRESENT                              PRESENT
NAME                      BUSINESS ADDRESS             PRINCIPAL OCCUPATION

J.F. Welch, Jr.           General Electric Company     Chairman of the Board and
                          3135 Easton Turnpike         Chief Executive Officer
                          Fairfield, CT 06431

P.D. Ameen                General Electric Company     Vice President and
                          3135 Easton Turnpike         Comptroller
                          Fairfield, CT 06431

J.R. Bunt                 General Electric Company     Vice President and Treasurer
                          3135 Easton Turnpike
                          Fairfield, CT 06431

W.J. Conaty               General Electric Company     Senior Vice President -
                          3135 Easton Turnpike         Human Resources
                          Fairfield, CT 06431

D.M. Cote                 General Electric Company     Senior Vice President -
                          3135 Easton Turnpike         GE Appliances
                          Fairfield, CT 06431

D.D. Dammerman            General Electric Company     Vice Chairman of the Board
                          3135 Easton Turnpike         and Executive Officer,
                          Fairfield, CT 06431          Electric Company; Chairman
                                                       and Chief Executive Officer,
                                                       General Electric Capital
                                                       Services, Inc.

L.S. Edelheit             General Electric Company     Senior Vice President -
                          P. O. Box 8                  Corporate Research
                          Schenectady, NY 12301        and Development

B.W. Heineman, Jr.        General Electric Company     Senior Vice President -
                          3135 Easton Turnpike         General Counsel and
Fairfield, CT 06431
                          Fairfield, CT 06431          Secretary

J.R. Immelt               General Electric Company     Senior Vice President -
                          P.O. Box 414                 GE Medical Systems
                          Milwaukee, WI 53201

G.S. Malm                 General Electric Company     Senior Vice President -
                          3135 Easton Turnpike         Asia
                          Fairfield, CT 06431

W.J. McNerney, Jr.        General Electric Company     Senior Vice President -
                          1 Neumann Way                GE Aircraft Engines
                          Cincinnati, OH  05215

R.L. Nardelli             General Electric Company     Senior Vice President -
                          1 River Road                 GE Power Systems
                          Schenectady, NY 12345

R.W. Nelson               General Electric Company     Vice President -
                           3135 Easton Turnpike        Corporate Financial Planning
                          Fairfield, CT 06431          and Analysis

J.D. Opie                 General Electric Company     Vice Chairman of the Board
                          3135 Easton Turnpike         and Executive Officer
                          Fairfield, CT 06431

G.M. Reiner               General Electric Company     Senior Vice President -
                          3135 Easton Turnpike         Chief Information Officer
                          Fairfield, CT 06431

J.G. Rice                 General Electric Company     Vice President -
                          2901 East Lake Road          GE Transportation Systems
                          Erie, PA  16531

G.L. Rogers               General Electric Company     Senior Vice President -
                          1 Plastics Avenue            GE Plastics
                          Pittsfield, MA 01201

K.S. Sherin               General Electric Company     Senior Vice President - Finance
                          3135 Easton Turnpike         and Chief Financial Officer
                          Fairfield, CT 06431

L.G. Trotter              General Electric Company     Senior Vice President -
                          41 Woodford Avenue           GE Industrial Systems
                          Plainville, CT 06062

M.S. Zafirovski           General Electric Company     Senior Vice President -
                          Nela Park                    GE Lighting
                          Cleveland, OH 44112

                                   Citizenship

                          G. S. Malm                 Sweden
                          All Others                 U.S.A.


Item 2(d)   Convictions  Within the Past Five Years

         Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

         In April, 1994, GE Medical Systems' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution
(HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

         At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                                     End of Schedule A

                                  SCHEDULE 13D

                                  EXHIBIT INDEX

99(a) Agreement and Plan of Merger Among General Electric Company, Ruby Merger Corp., and OEC Medical Systems, Inc. dated August 7, 1999.

99(b)  Stock Option Agreement dated August 7, 1999.

99(c)  Adviser Agreement dated August 7, 1999.